Exhibit 21.1

LIST OF SUBSIDIARIES OF COUNTERPATH CORPORATION

Name	State/Juristiction of	Name Under Which Subsidiary
	Incorporation	Does Business
CounterPath Technologies Inc.	British Columbia, Canada	CounterPath Technologies Inc.
6789722 Canada Inc.	Canada	6789722 Canada Inc.
BridgePort Networks, Inc.	Delaware	BridgePort Networks, Inc.
BridgePort Networks (Europe) Ltd.	United Kingdom	BridgePort Networks (Europe) Ltd.